FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal ended December 31, 2021

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-41342

A.Full title of the plan and the address of the plan, if different from that of the Issuer named below:

First Merchants Corporation
Retirement Income and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

First Merchants Corporation
Retirement Income and Savings Plan
EIN 35-1544218 PN 002
Independent Auditor's Report and Financial Statements
December 31, 2021 and 2020

First Merchants Corporation
Retirement Income and Savings Plan
December 31, 2021 and 2020

        Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants, Audit Committee and
Employee Benefits Administrative Committee
First Merchants Corporation Retirement Income and Savings Plan
Muncie, Indiana

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Merchants
Corporation Retirement Income and Savings Plan (the Plan) as of December 31, 2021 and 2020, the
related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board
(United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.
Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of
December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the
Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management.
Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 1991

Indianapolis, Indiana
May 24, 2022

Federal Employer Identification Number: 44-0160260

First Merchants Corporation
Retirement Income and Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2021 and 2020

	2021	2020
Assets
Investments, at fair value
Common Stock	$9,107,851	$8,865,023
Mutual Funds	204,312,357	177,408,325
Investments, at contract value
Group Annuity Contract	14,872,838	14,187,292
Total Investments	228,293,046	200,460,640

Receivables
Employer Contributions	451,330	544,330
Notes Receivable from Participants	2,344,790	2,524,918
Total Receivables	2,796,120	3,069,248

Total Assets	231,089,166	203,529,888

Liabilities
Excess Contributions Refundable	8,148	—

Net Assets Available for Benefits	$231,081,018	$203,529,888

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2021 and 2020

	2021	2020
Investment Income
Net Appreciation in Fair Value of Investments	$14,041,284	$17,762,169
Investment Interest and Dividends	15,832,381	6,164,542
Net Investment Income	29,873,665	23,926,711

Interest Income From Notes Receivable from Participants	115,966	108,861

Contributions
Participants	9,235,867	8,461,782
Employer	5,167,267	5,074,755
Rollovers	1,877,104	733,734
Total Contributions	16,280,238	14,270,271

Total Additions	46,269,869	38,305,843

Deductions
Benefits Paid to Participants	18,612,324	19,789,568
Administrative Expenses	106,415	52,804
Total Deductions	18,718,739	19,842,372

Net Increase	27,551,130	18,463,471

Net Assets Available for Benefits, Beginning of Year	203,529,888	185,066,417

Net Assets Available for Benefits, End of Year	$231,081,018	$203,529,888

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2021 and 2020

NOTE 1

DESCRIPTION OF PLAN

The following description of First Merchants Corporation Retirement Income and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan Administrator.
General
The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who are age 18 or older. A related employer who also participates in the Plan is First Merchants Bank. Through the following recent acquisitions, all eligible employees from these acquired banks were permitted to participate in the Plan effective the day following the respective acquisition dates:
•Citizens Financial Bank - Acquired on November 12, 2013.
•Community Bank - Acquired on November 7, 2014.
•Cooper State Bank - Acquired on April 17, 2015.
•Ameriana Bank - Acquired on December 31, 2015
•The Arlington Bank - Acquired on May 19, 2017
•iAB Financial Bank - Acquired on July 14, 2017.
•Monroe Bank and Trust - Acquired on September 1, 2019.
•Hoosier Trust Company - Acquired on April 1, 2021.
•Level One Bank – Acquired on April 1, 2022.

Through the acquisition of Ameriana Bank, the decision was made to merge the Ameriana 401(k) Plan into the Plan on July 8, 2016. Cooper State Bank and The Arlington Bank were both participants in a multi-employer Pentegra 401(k) Plan in which participation ceased in that plan on the acquisition date. Citizens Financial Bank, Community Bank, iAB Financial Bank, Monroe Bank and Trust and Hoosier Trust Company all had former 401(k) plans which were terminated and distributed. The Corporation is currently working through the termination process for the Level One Bank 401(k) Profit Sharing Plan and Trust.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Prior to August 3, 2020, First Merchants Private Wealth Advisors, a division of First Merchants Bank, was the trustee and record keeper of the Plan. First Merchants, as custodian, employed Fidelity to hold the majority of the Plan's assets on its behalf. Effective August 3, 2020, Lincoln Financial Group Trust Company (Lincoln Financial) became the trustee of the Plan and Lincoln Retirement Services Company (Lincoln) became the recordkeeper of the Plan. Matrix Trust Company holds the unitized stock account in which the First Merchants Corporation common stock is now held.
Effective August 3, 2020, the Plan was amended and restated. Plan assets transferred to Lincoln Financial were transferred into funds comparable to those offered by the previous custodian. The conversion initiated a "Black Out" period beginning July 13, 2020 and continued through August 21, 2020. During this period, funds could not be applied to the employee-selected funds with Lincoln financial or withdrawn from the Plan until Lincoln Financial had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited and held in a liquid investment account until the completion of the Black Out period. At the end of the Black Out period, these funds were transferred to Lincoln Financial and invested in funds as requested by each participant.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2021 and 2020

Contributions
The Plan permits eligible employees, through a salary deferral election, to contribute up to 75% of eligible compensation, not to exceed the maximum annual limit allowed by law. Employee rollover contributions are also permitted. The Plan also accepts Roth elective deferrals made on behalf of participants. Catch-up contributions are also available for participants in the year in which they turn 50 years of age.
Prior to March 1, 2005, the Corporation made matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation for all participating employees. After March 1, 2005, the matching contribution described above was the only type of employer contribution granted to grandfathered pension plan participants who were at least age 55 and credited with at least ten years of service on February 28, 2005. Effective January 1, 2013, the structure of the matching contribution for grandfathered participants was changed to the same match structure as all other active employees as described below. The remaining participants could receive two different types of employer contributions. The Corporation's contributions are as follows:
•Retirement Security Contribution (RSC): Effective January 1, 2013, the plan was amended to replace the previous service weighted contribution structure, which allowed for an employer contribution range from 2% to 7% of pay based on years of continuous service, to a non-elective 2% of pay annual contribution. The participant must have 1,000 hours of service and be employed at the end of the Plan year. Any employee who is hired or rehired after January 1, 2010 is not eligible for the Retirement Security Contribution.

•Matching contributions: Effective January 1, 2013, the plan was amended to change the match structure to increase the employer match to a maximum of 4.5% of employees' eligible compensation. The matching employer contribution increased from 50% of the first 6% of employees' eligible compensation, to 100% of the first 3% of employees’ eligible compensation plus 50% of contributions that exceed 3% but are less than 6% of eligible compensation for all participating employees. Effective August 3, 2020, the matching contributions are now discretionary as determined by the Board of Directors annually. It was elected to maintain the same matching formula.

The end of year requirement does not apply for participants who have terminated due to normal retirement age, death, or disability. Prior to January 1, 2010, the end of year requirement did not apply for participants who terminated due to early retirement age, which was defined as age 55 and greater than five years of service. Effective January 1, 2010, there is no longer an early retirement provision under the Plan. Normal retirement is defined as age 65 if you are a participant in the Plan at March 1, 2005. If you became a participant in the Plan after March 1, 2005, then the normal retirement date is the later of age 65 or the 5th anniversary of your earliest participation date. Prior to January 1, 2010, the entry date for retirement security and transition contributions was March 1, 2005, and each subsequent January 1. Effective January 1, 2010, any employee who is hired or rehired after January 1, 2010 is not eligible for the retirement security contribution.
No discretionary contribution has been made since 2018.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2021 and 2020

The automatic contribution feature was changed from 3% to 6% at the time of the transition to Lincoln Financial. This increased percentage applied to all eligible Participants hired on or after August 3, 2020. Participants must make a contribution percent election or decline participation within 30 days of their hire date to avoid the automatic 6% contribution being applied to their account.
Participant Investment Account Options
Investment account options available include various funds as well as Corporation common stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. Allocations to the Corporation's common stock are generally limited to 25% of the applicable account balance.
Participant Accounts
Each participant's account is credited with the participant's contribution, the Corporation's contribution and Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon. Vesting in the Corporation's matching contribution portion of their accounts plus earnings thereon is based on years of credited service. A participant is fully vested in the matching contribution portion of their account after five years of credited service. Effective January 1, 2016, for acquired participants, predecessor employer service will be based on years of continuous service, The vesting in the retirement security contribution portion of their account plus earnings is 100% after three years of credited service and vesting in the transition contribution portion of their account plus earnings is immediate since all eligible participants have at least ten years of service.
Payment of Benefits
Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under certain circumstances provided by the Plan. Plan assets may include amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.
In April 2020, the Corporation implemented Coronavirus Aid, Relief & Economic Security Act (CARES Act) provisions for coronavirus-related distributions (CRD). Through December 31, 2020, qualified participants were permitted to take a CRD of up to $100,000 from the Plan. Participants who took a CRD have the option to have the distribution taxed over a three-year period, with the ability to re-contribute up to the full amount of the distribution within three years and not be subject to federal income tax as a result. The Plan also waived minimum distribution requirements for any distribution required to be made in 2020.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2021 and 2020

Forfeited Accounts
At December 31, 2021 and 2020, forfeited nonvested accounts totaled $58,893 and $5,797 respectively. These accounts will be used to reduce future employer contributions. Also, in 2021 and 2020, employer contributions were reduced by approximately $369,000 and $253,000, respectively, from forfeited nonvested accounts.
Notes Receivable From Participants
Effective January 1, 2010, the Plan Document includes provisions authorizing loans from the Plan to active eligible participants. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years through payroll withholdings, unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan Document.
In April 2020, the Corporation adopted the CARES Act provisions for loan relief to 1) delay certain required loan repayments for one year and 2) increase loan limits to the lesser of $100,000 or 100% of the participant's vested balance for coronavirus-related loans. The CARES Act provided for the increased loan limit for coronavirus-related loans issued through September 22, 2020. The one-year suspension of loan repayments applies to qualified participants' loan payments due between March 27, 2020 and December 31, 2020. Following the suspension period, these loans will be re-amortized over the remaining period of the loans, plus the suspension period.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2021 and 2020

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. Mutual funds are valued at the net asset value of shares held by the Plan at year end. Investment in the Corporation's common stock is valued at the quoted market price on the last business day of the plan year.
Effective August 3, 2020, the Lincoln Stable Value Account, which is a fully benefit-responsive investment contract, is valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administration expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Plan Tax Status
The Plan had obtained its latest determination letter on May 28, 2014, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code (IRC) and therefore not subject to tax. Although the Plan had been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan was designed, and is being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax exempt.
Effective August 3, 2020, the Plan operates under a volume submitter adoption agreement in conjunction with a prototype retirement plan trust/custodial document sponsored by Lincoln Retirement Services Company LLC.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2021 and 2020

Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

NOTE 3

DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1    Quoted prices in active markets for identical assets or liabilities
Level 2    Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2021. The Plan has no liabilities measured on a recurring basis and has no assets or liabilities measured at fair value on a nonrecurring basis.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, mutual funds and money market funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. There are no Level 2 securities held by the Plan. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. There are no Level 3 securities held by the Plan.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2021 and 2020

The following tables presents the fair value measurements of assets recognized in the accompanying statement of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2021 and 2020:

		Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2021
Common Stock	$9,107,851	$9,107,851	$—	$—
Mutual Funds	204,312,357	204,312,357	—	—
Investments in the Fair Value Hierarchy	$213,420,208	$213,420,208	—	—

		Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2020
Common Stock	$8,865,023	$8,865,023	$—	$—
Mutual Funds	177,408,325	177,408,325	—	—
Investments in the Fair Value Hierarchy	$186,273,348	$186,273,348	—	—

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2021 and 2020

NOTE 4

INVESTMENT CONTRACT WITH INSURANCE COMPANY

In August 2020, the Plan entered into a fully benefit-responsive investment contract with Lincoln National Life Insurance Company (Lincoln National). Lincoln National maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan.
The guaranteed investment contract is fully benefit responsive; therefore, contract value is the relevant measurement. Contract value, as reported to the Plan by Lincoln National, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Minimum guaranteed interest rate is 1.00% and interest is updated quarterly. The interest rate at December 31, 2020, March 31, 2021, June 30,2021, September 30, 2021 and December 31, 2021 was 2.10%.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan Documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Corporation or other Corporation events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2021 and 2020

NOTE 5

PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.
Prior to August 3, 2020, First Merchants Private Wealth Advisors provided trustee and record keeping services at no cost to the Plan. The Plan received investment fee rebates of $53,188 and $32,777 during 2021 and 2020, respectively, from mutual fund providers. Effective August 3, 2020, the Plan pays Lincoln for recordkeeping services. The Plan paid fees of $106,415 and $52,840 during 2021 and 2020, respectively. The Company provides certain administrative services at no cost to the Plan.

The Plan invests in First Merchants Corporation common stock. Activity at fair value was as follows:

First Merchants Corporation Common Stock
Balance at January 1, 2020	$9,674,499

Total unrealized loss included in net decrease in
net assets available for benefits	(1,012,848)
Total realized gain included in net decrease in
net assets available for benefits	183,347
Purchases	2,969,176
Settlements	(2,949,151)

Balance at December 31, 2020	$8,865,023

Unrealized gain included in net increase in
net assets available for benefits	227,559
Unrealized gain due to one-time cost basis adjustment
from transfer to Lincoln Financial in 2020	178,991
Total realized gain included in net increase in
net assets available for benefits	645,738
Purchases	2,058,756
Settlements	(2,868,216)

Balance at December 31, 2021	$9,107,851

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2021 and 2020

NOTE 6

RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

The novel coronavirus (“COVID-19”) was declared a global pandemic by the World Health Organization in March 2020. The COVID-19 pandemic has negatively impacted the U.S. and global economies, lowered equity market valuations, created significant volatility and disruption in the capital markets, dramatically increased unemployment levels and has fueled concerns that it will lead to a global recession. Depending on the duration and severity of the pandemic, we foresee the potential for adverse impacts related to, among other things: (i) net investment income; and (ii) the valuation of investments held by the Plan. The full extent to which the COVID-19 pandemic will impact the Plan remains uncertain.

First Merchants Corporation
Retirement Income and Savings Plan

Supplemental Schedule

First Merchants Corporation
Retirement Income and Savings Plan

Employer Identification Number: 35-1544218 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2021

(a)(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Par or Maturity Value		(e) Current Value
Common Stock
*First Merchants Corporation	214,855	shares	$9,107,851
Mutual Funds
American Capital World Bond Fund	42,723	shares	$851,048
American Europacific Growth Fund	35,372	shares	2,289,639
Dodge & Cox International Fund	47,617	shares	2,251,815
Federated Hermes Short Interm Bond Fund	166,307	shares	1,754,534
Federated Hermes Total Return Bond Fund	717,066	shares	7,995,282
Fidelity Contrafund Fund	706,180	shares	16,482,235
Lord Abbett HY Fund	258,618	shares	1,947,390
MFS International New Discovery Fund	36,616	shares	1,386,642
MFS Mid Cap Growth Fund	159,885	shares	5,362,557
T Rowe Price Dividend Growth Fund	123,251	shares	9,126,710
T Rowe Price Emerging Mkt Fund	25,050	shares	1,134,280
Vanguard 2015 Fund	253,155	shares	3,698,591
Vanguard 2020 Fund	147,558	shares	4,577,241
Vanguard 2025 Fund	498,290	shares	10,135,214
Vanguard 2030 Fund	441,400	shares	16,958,571
Vanguard 2035 Fund	540,523	shares	12,886,077
Vanguard 2040 Fund	208,001	shares	8,742,274
Vanguard 2045 Fund	266,641	shares	7,567,263
Vanguard 2050 Fund	111,544	shares	5,231,431
Vanguard 2055 Fund	88,212	shares	4,606,422
Vanguard 2060 Fund	55,912	shares	2,686,021
Vanguard 2065 Fund	19,421	shares	610,206
Vanguard 500 Index Fund	43,248	shares	19,021,854
Vanguard Balanced Index Fund	54,467	shares	2,669,960
Vanguard High Dividend Yield Fund	34,873	shares	1,178,693
Vanguard International Growth Fund	29,340	shares	4,087,127
Vanguard Mid Cap Index Fund	28,353	shares	8,944,128
Vanguard Real Estate Index Fund	17,046	shares	2,800,091
Vanguard S/T Federal Fund	150,201	shares	1,620,673
Vanguard S/T Inflation Protect Fund	33,194	shares	854,410
Vanguard Selected Value Fund	179,495	shares	5,501,526
Vanguard Small Cap Growth Fund	46,938	shares	4,647,372
Vanguard Small Cap Index Fund	59,086	shares	6,403,116
Vanguard Small Cap Value Fund	63,946	shares	4,911,668
Vanguard Target Retirement Income Fund	156,239	shares	2,259,219
Vanguard Total International Fund	12,105	shares	414,006
Vanguard Windsor Fund	130,904	shares	10,717,071
			$204,312,357

Group Annuity Contract
*Lincoln Stable Value Account	12,854,845	units	$14,872,838

*Participant Loans	4.0% - 6.5%, 1/2022 - 12/2026		$2,344,790

Total			$230,637,836
*Party-in-interest

Exhibit Listing

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

    DATE: May 24, 2022

First Merchants Corporation Retirement Income and Savings Plan
By: /s/ Michele M. Kawiecki
Michele M. Kawiecki
Executive Vice President,
Chief Financial Officer
(Principal Financial and Accounting Officer)